UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Immersion Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

452521107

(CUSIP Number)

ERIC SINGER

VIEX Capital Advisors, LLC

825 Third Avenue, 33rd Floor

New York, New York 10022

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 14, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP - Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		105,313
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

105,313
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,313
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

2

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		333,179
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

333,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

333,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		105,313
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

105,313
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,313
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		333,179
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

333,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

333,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		438,492
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

438,492
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

438,492
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		438,492
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

438,492
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

438,492
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 452521107

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (the “Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 105,313 Shares beneficially owned by Series One is approximately $823,516, excluding brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 333,179 Shares beneficially owned by VSO II is approximately $2,860,475, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 30,367,214 Shares outstanding, which is the total number of Shares outstanding as of May 4, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 11, 2018.

A.	Series One
(a)	As of 9:30 a.m., Eastern time, on May 16, 2018, Series One beneficially owned 105,313 Shares.

Percentage: Approximately less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 105,313
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 105,313

(c)	The transactions in the Shares by Series One since the filing of Amendment No. 7 are set forth in Schedule A and are incorporated herein by reference.
B.	VSO II
(a)	As of 9:30 a.m., Eastern time, on May 16, 2018, VSO II beneficially owned 333,179 Shares.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 333,179
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 333,179
8

CUSIP NO. 452521107

(c)	The transactions in the Shares by VSO II since the filing of Amendment No. 7 are set forth in Schedule A and are incorporated herein by reference.
C.	VIEX GP
(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 105,313 Shares beneficially owned by Series One.

Percentage: Approximately less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 105,313
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 105,313

(c)	VIEX GP has not entered into any transactions in the Shares since the filing of Amendment No. 7.
D.	VSO GP II
(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 333,179 Shares beneficially owned by VSO II.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 333,179
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 333,179

(c)	VSO GP II has not entered into any transactions in the Shares since the filing of Amendment No. 7.
E.	VIEX Capital
(a)	VIEX Capital, as the investment manager of Series One and VSO II, may be deemed the beneficial owner of the (i) 105,313 Shares beneficially owned by Series One and (ii) 333,179 Shares beneficially owned by VSO II.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 438,492
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 438,492
(c)	VIEX Capital has not entered into any transactions in the Shares since the filing of Amendment No. 7.
9

CUSIP NO. 452521107

F.	Eric Singer
(a)	Mr. Singer, as the managing member of VIEX GP and VIEX Capital, may be deemed the beneficial owner of the (i) 105,313 Shares beneficially owned by Series One and (ii) 333,179 Shares beneficially owned by VSO II.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 438,492
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 438,492
(c)	Mr. Singer has not entered into any transactions in the Shares since the filing of Amendment No. 7.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)        No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)        As of May 15, 2018, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Series One has sold short in over the counter market American-style put options referencing (i) an aggregate of 25,000 Shares, which have an exercise price of $12.50 and expire on August 17, 2018, and (ii) an aggregate of 500,000 Shares, which have an exercise price of $12.50 and expire on November 16, 2018, in each case as further detailed on Schedule A hereto, which is incorporated by reference herein.

10

CUSIP NO. 452521107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2018

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

11

CUSIP NO. 452521107

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 7

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX opportunities fund, LP – Series one

Sale of Common Stock	(42,361)	12.6713	05/11/2018
Sale of Common Stock	(27,022)	12.8394	05/11/2018
Short Sale of August 2018 Put Options ($12.50 Strike Price)[1]	(250)	1.1000	05/11/2018
Short Sale of November 2018 Put Options ($12.50 Strike Price)[1]	(2,000)	1.5000	05/11/2018
Sale of Common Stock	(53,648)	12.9979	05/14/2018
Sale of Common Stock	(154,743)	12.9727	05/14/2018
Sale of Common Stock	(47,877)	13.1884	05/15/2018
Sale of Common Stock	(112,767)	13.2236	05/15/2018
Short Sale of November 2018 Put Options ($12.50 Strike Price)[1]	(3,000)	1.0500	05/15/2018

VIEX Special Opportunities Fund II, LP

Sale of Common Stock	(135,302)	12.6713	05/11/2018
Sale of Common Stock	(86,308)	12.8394	05/11/2018
Sale of Common Stock	(171,352)	12.9979	05/14/2018
Sale of Common Stock	(494,257)	12.9727	05/14/2018
Sale of Common Stock	(152,923)	13.1884	05/15/2018
Sale of Common Stock	(360,183)	13.2236	05/15/2018

1 Represents American-Style put option sold short in the over-the-counter market.